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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1.     NAME AND ADDRESS OF COMPANY
            Kinross Gold Corporation ("Kinross" or the "Company"), 52nd Floor, 40 King St. West,
            Toronto, ON  M5H 3Y2

ITEM 2.     DATE OF MATERIAL CHANGE
            December 31, 2004.

ITEM 3.     NEWS RELEASE

            News release was issued by Kinross in Toronto on December 31, 2004 with respect to the material change and filed via SEDAR.

ITEM 4.     SUMMARY OF MATERIAL CHANGE
            Kinross announced that it had completed the purchase of the 51% of the Rio Paracatu Mineracao, the owner of the Morro do Ouro mine (also known as Paracatu) in Brazil from Rio Tinto Plc.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE
            Kinross Gold Corporation announced that it had completed the purchase of the 51% of the Rio Paracatu Mineracao (RPM), the owner of the Morro do Ouro mine (also known as Paracatu) in Brazil from Rio Tinto Plc. Consideration of US$260 million was paid in cash on completion and is subject to a working capital adjustment post completion. This calculation will be based on final accounting records for December 31, 2004 and will take several weeks to compile. In connection with this transaction, Kinross increased its credit facility to US$200 million and borrowed US108 million under such credit facility to satisfy a portion of the purchase price. Kinross now owns 100% of the property and becomes the operator.

            The RPM gold mine is located near Brasilia in the state of Minas Gerais, Brazil. It has been in operation since 1987. Kinross acquired its 49% interest in the mine on January 31, 2003 when it merged with TVX Gold Inc.

ITEM 6.     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
            N/A

ITEM 7.     OMITTED INFORMATION
            N/A

ITEM 8.     EXECUTIVE OFFICER
            Ms. Shelley M. Riley
            Corporate Secretary
            Telephone: (416) 365-5198
            Facsimile: (416) 365-0237

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ITEM 9.     DATE OF REPORT
            December 31, 2004.


                                             KINROSS GOLD CORPORATION

                                             PER:  /s/ Shelley Riley
                                                   ---------------------------
                                                   Shelley Riley
                                                   Corporate Secretary